Exhibit 99.1

MESOBLAST SUCCESSFULLY COMPLETES FINANCING TO SCALE-UP MANUFACTURING OF REMESTEMCEL-L FOR COVID-19 ARDS

Melbourne, Australia; May 13, 2020; and New York, USA, May 12, 2020: Mesoblast Limited (ASX: MSB; Nasdaq: MESO), a leader in cellular medicines for inflammatory diseases, announced today that it has successfully completed a capital raising of US$90 million1 (A$138 million) via a private placement of 43 million shares to existing and new institutional investors at a price of A$3.20 per share. This represents a 7% discount to both the price at the close of trading May 8, 2020 and the five-day volume weighted average price (VWAP).

A significant portion of the net proceeds will be used to scale-up manufacturing of the Company’s lead product candidate remestemcel-L for the treatment of critically ill patients suffering with diseases caused by cytokine release syndromes associated with high mortality, particularly COVID-19 acute respiratory distress syndrome (ARDS). Proceeds will also be used for working capital and general corporate purposes.

A randomized controlled Phase 2/3 trial in up to 300 patients evaluating whether remestemcel-L can reduce the high mortality in COVID-19 patients with moderate/severe ARDS is actively enrolling in up to 30 sites in the United States. This trial was initiated after promising results were seen with remestemcel-L under emergency compassionate use in COVID-19 ARDS, where nine of 12 (75%) ventilator-dependent patients were able to come off ventilators within a median of 10 days.

Institutional Placement

The placement of 43 million shares represents 7.4% of the Company’s new total issued capital. The new ordinary shares issued will rank equally with existing ordinary shares on issue. Settlement is expected to occur on Friday, May 15, 2020. New shares issued under the placement are expected to be issued and commence trading on the ASX on Monday, May 18, 2020.

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Mesoblast’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast’s Biologics License Application to seek approval of its product candidate RYONCIL™ (remestemcel-L) for steroid-refractory acute graft versus host disease (acute GVHD) has been accepted for priority review by the United States Food and Drug Administration (FDA). Remestemcel-L is also being developed for other rare diseases. Mesoblast is completing Phase 3 trials for its product candidates for advanced heart failure and chronic low back pain. If approved, RYONCIL is expected to be launched in the United States in 2020 for pediatric steroid-refractory acute GVHD. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has a strong and extensive global intellectual property (IP) portfolio with protection extending through to at least 2040 in all major markets. This IP position is expected to provide the Company with substantial commercial advantages as it develops its product candidates for these conditions.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

[1]	A$ has been converted to US$ at today’s spot rate of 0.651.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include, but are not limited to, statements about the initiation, timing, progress and results of Mesoblast and its collaborators’ clinical studies; Mesoblast and its collaborators’ ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For further information, please contact:

Media Julie Meldrum T: +61 3 9639 6036 E:julie.meldrum@mesoblast.com
Investors Schond Greenway +212 880 2060 E: schond.greenway@mesoblast.com	Paul Hughes T: +61 3 9639 6036 E: paul.hughes@mesoblast.com

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration requirements of the US Securities Act of 1933 and applicable US state securities laws.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176